1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 1, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE
2011 FIRST EXTRAORDINARY GENERAL MEETING

At the 2011 First Extraordinary General Meeting held on 28 February 2011, all resolutions set out in the Notice of the 2011 First Extraordinary General Meeting were duly passed.

Reference is made to the Notice of the 2011 First Extraordinary General Meeting of Aluminum Corporation of China Limited* (the "Company") dated 14 January 2011 (the "Notice") and the circular dated 14 January 2011 (the "Circular"). Terms used in this announcement shall have the same meanings as defined in the Circular unless the context requires otherwise.

I.	PARTICULARS OF THE MEETING

1.	Time of the 2011 First EGM: at 1:30 p.m. on 28 February 2011.

2.	Venue of meeting: the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

3.	Way of convening the meeting: on-site meeting and voting were adopted for the 2011 First EGM.

4.	Convenor of the meeting: the board of directors of the Company (the "Board").

5.	Chairman of the meeting: Chairman of the Board, Mr. Xiong Weiping.

6.	The meeting was held in compliance with the PRC Company Law and the Articles of Association of the Company (the "Articles").

II.	ATTENDANCE OF THE 2011 FIRST EGM

As at the date of the 2011 First EGM, the Company has 13,524,487,892 shares in issue, of which 5,656,357,299 shares were held by Chinalco and its associates.

In respect of all the resolutions set out in the Notice of the 2011 First EGM (the Resolutions"), the total number of shares entitling the holders to attend and vote for or against all the Resolutions at the meeting was 13,524,487,892 shares; there was no share entitling the holders to attend and vote only against the Resolutions at the EGM.

Shareholders of the Company in attendance either in person or by proxy at the meeting, represented 9,185,867,296 shares of the Company, or 67.92% of the total number of 13,524,487,892 issued shares of the Company.

III.	RESOLUTIONS CONSIDERED

All of the following resolutions were considered and passed by way of voting by poll at the meeting:

1.	Approved the resolution in relation to the amendment to the Articles of the Company.

Votes cast in favour of the resolution represent 9,183,489,871 shares; votes cast against the resolution represent 2,377,425 shares; and abstained votes represent 0 shares. Votes cast in favour of the resolution represent 99.9741% of the number of valid votes.

2.	Approved the resolution in relation to the issue of debt financing instruments.

Votes cast in favour of the resolution represent 9,179,652,016 shares; votes cast against the resolution represent 6,115,625 shares; and abstained votes represent 0 shares. Votes cast in favour of the resolution represent 99.9334% of the number of valid votes.

IV.	LAWYER AS WITNESS

The meeting was witnessed by a lawyer from Jincheng Tongda & Neal ("JT&N"), Beijing, the legal adviser of the Company, who issued a legal opinion on the meeting, pursuant to which JT&N was of the view that the convening of and the procedures for holding the meeting, the voting procedures adopted, the eligibility of the person who convened the meeting and the eligibility of shareholders (or their authorized proxies) who attended the meeting were in compliance with the relevant requirements of relevant laws and Articles of the Company and that the voting results of the meeting were valid.

V.	SCRUTINEER

Hong Kong Registrars Limited, the H share registrar and transfer office of the Company acted as the scrutineer of the vote taking at the 2011 First EGM.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
28 February 2011

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Yonqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary